PRELIMINARY OPPOSITION PROXY MATERIAL

                      ASSET VALUE FUND LIMITED PARTNERSHIP
                          376 MAIN STREET, P.O. BOX 74
                              BEDMINSTER, NJ 07921
                                 (908) 234-1881

                                                                     May__, 1998

Dear Fellow Cortech Stockholder:

     We and two other investors ("Asset Value") own approximately 15% of the ourstanding shares of Cortech, Inc. ("Cortech"), which makes us by far Cortech's largest stockholders. In connection with the upcoming Annual Meeting, Asset Value is seeking your vote to elect its four nominees, who would then constitute a majority of the Cortech Board.1 Asset Value seeks to gain control of Cortech because it believes that Cortech's Board has repeatedly exercised poor judgment.

     As you know, Cortech lost over $77 million through the end of fiscal 1996 attempting to exploit its technology. Finally in April of 1997, the Board announced that Cortech would cease operations and pursue strategic alternatives to use its remaining cash which as of December 31, 1997 was $15.4 million.

           Mirror, Mirror on the Wall, Who's the Fairest of Them All?

     Kenneth Lynn, CEO of Cortech, and the Board would have us believe that once they determined that Cortech could not succeed as a stand-alone entity, they scoured the land for a merger partner and the only prospective suitor was BioStar. BioStar, a company which lost almost ($2,000,000) in fiscal 1997 and by the end of 1997 had a negative net worth of ($5,600,000). After the Board announced in December of 1997 that Cortech would merge with BioStar, Asset Value warned the Board that Asset Value believed the Merger was not in the interests of stockholders who, Asset Value said, would never approve such a transaction. Notwithstanding this warning, the Board proceeded, in Asset Value's opinion, to waste a substantial portion of Cortech's remaining resources on the Merger, which just as Asset Value predicted, failed, in our opinion, for lack of stockholder support.

                    We ask you. What will this Board do next?
    Don't take a chance. Vote for a change. Vote for Asset Value's nominees!

     Now it is time for the Annual Meeting; time for the stockholders to re-evaluate the past leadership of Cortech and time to consider a change. We believe that Asset Value has the same interests as all other stockholders which it believes will be a change from this management - a substantial change.

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     1    Cortech  has a staggered  board which means under the current  by-laws that only two of the five directors must seek election this year. Asset Value seeks to amend the by-laws to increase the size of the board from five to seven and to elect its four nominees as directors to the four vacancies (the two available under the current by-laws and the two vacancies created by the proposed amendment). If successful, Asset Value's nominees would constitute a majority of the board.

                                  MORE RED INK!

     Cortech's  Form 10-Q  filed for the first  quarter  of 1998  reported  that
Cortech's losses not only continued but increased compared to last year ($1,399,000 in 1998; $897,000 in 1997). In a quarter with No research and development activities and No revenues, Cortech still had approximately 15 full-time2 employees and general and administrative expenses of $1,522,000, of which, according to Cortech, merger expense only accounted for approximately $673,000. In the aggregate, Cortech has lost over $86 million as of March 31, 1998. In the face of these unabated losses, Asset Value believes that the Board still appears bent on maintaining the status quo. In our view, it was this same vacillating decision making that failed to staunch the hemorrhaging of Cortech's stockholders equity in the past and we believe that we should not allow this past to become the future. Vote for Change: Send in the White Proxy Card and Vote for Asset Value's Nominees.

      WARNING: "Those who cannot remember the past are condemned to repeat
                                      it."3

     In our opinion, several individuals and entities, other then Cortech stockholders would have reaped the benefits of the Merger with BioStar. We believe that Mr. Lynn stood to benefit from the Merger because it would have triggered his golden parachute ($1,300,000 for him and others with severance agreements) and enabled him (and other Board members and executive officers) to exercise 623,535 options. BioStar's management would have received additional compensation and options in connection with the Merger. In fact, it seems to Asset Value, that every participant was to profit from the Merger except the public stockholders of Cortech, who would have suffered a dilution in book value per Cortech share of 64% (from an historical $.83 to a pro forma $.30) while BioStar stockholders would have enjoyed an improvement in book value from an historical negative ($2.86) to a positive $.17 per share.

PLEASE  ASK  YOURSELF:

     DO YOU WANT THE BOARD MEMBERS WHO APPROVED THE BIOSTAR MERGER TO SELECT THE NEXT MERGER CANDIDATE FOR CORTECH?

     IF THE ANSWER IS NO THEN PLEASE SEND THE WHITE PROXY CARD TO ASSET VALUE AND VOTE TO INCREASE THE BOARD AND TO ELECT ALL OF ASSET VALUE'S NOMINEES.



--------
     2    Cortech  does not  disclose  whether  there are  additional  part-time employees and consultants still hanging on.

     3    The Life of Reason, (1905) George Santayana

               WOULD THE GODS GIVE US THE GIFT TO SEE OURSELVES AS
                                 OTHERS SEE US 4

     In connection with his support of the BioStar transaction, Lynn described himself as a "fiduciary". Far from it in our view. Prior to the Merger proposal, Lynn owned Cortech Shares worth less than $2,000 in the marketplace. As a result of the Merger, Lynn and others with severance agreements would have received:
(1) payments of $1,300,000; (2) payment of premiums for health benefits for eighteen months; and (3) the immediate vesting of 623,535 options. Mr. Lynn was also to continue as a director of the successor corporation after the Merger.

     Even before approving the ill-fated Merger with BioStar, we believe that the Cortech Board and Mr. Lynn ignored the growing disparity over the past several years between the interests of Cortech's management and the public stockholders' interests. The chart below reflects the difference between Mr. Lynn's increasing compensation between 1993 and 1997 and the concomitant decline of the market value of Cortech Shares.





                       GRAPH OF CORTECH'S HIGH STOCK PRICE AND LYNN'S
                                        COMPENSATION.

                                       1993        1994       1995       1996        1997
                                      ------      ------     ------     ------      ------
Cortech's High Stock Price            $18.25      $14.25     $3.65625    $3.8125    $2.03125
Lynn's Compensation                   $140,000    $181,744   $305,499    $330,006   $330,513


                                               NOT A PRETTY PICTURE!



     After Asset Value acquired its interest in Cortech in the fall of September 1997, we asked the Cortech Board to elect a nominee of Asset Value to the Board (only one on a five member Board). The Cortech Board, in effect, refused, then the Cortech Directors approved a transaction which, in our view, would have negatively affected all stockholders. They did this without bothering to ask for, or permit, the participation of Cortech's largest stockholder, Asset Value, whose interests, clearly, in our opinion, are more matched with public stockholders than a Board which collectively owns less than 2 1/2 % of Cortech Common Stock.


--------
     4    An  anglicized  version of a  quotation  from the poem "To a Louse" by
Scottish poet Robert Burns.

                          THE SHAPE OF THINGS TO COME5

     Asset Value has only considered possible alternatives for the future of Cortech in a preliminary way and therefore it does not know with certainty that there are potential acquisitions or Mergers that would be attractive for Cortech.

     Asset Value has stated and restates here that it has no specific Merger partner in mind. So, what will Asset Value do if it obtains control of the Cortech Board? As we stated, we believe that once the Cortech Board determined to change control of Cortech, it should have sought competitive transactions more aggressively, by advertising in the financial media, by engaging an investment banker from the outset to solicit Merger partners in the investment community and by publicly stating that the Board was conducting an open bidding process for control of Cortech. If elected Asset Value's nominees will take these steps. But as stated above, there can be no assurance that taking these steps will produce a transaction that will be favorable for Cortech and its stockholders.

                               STOP THE RED INK !

     Paul Koether of Asset Value has suggested publicly that a shutdown of Cortech is an appropriate alternative which would leave Cortech with cash and future tax benefits from past losses plus the enticement of publicly traded shares that could be a vehicle for a private company to become public. He recognizes that there would be risks associated with such an action, particularly that Cortech would no longer be an "ongoing" business and the possible reduction in the value of the technology because of the loss of experienced personnel. In any event, Asset Value would evaluate the matter further with current employees if it gained control, therefore, there is no assurance that Cortech would be shut down.

     Asset Value can only give stockholders the assurance that its nominees will try to further reduce Cortech's expenses and will move as quickly as possible to secure a Merger partner, which they believe maximizes stockholder values. Remember Asset Value has promised not to seek to merge Cortech with any affiliate or entity in which Asset Value is an investor. Asset Value intends to benefit from its Cortech investment only to the same extent other stockholders benefit. Asset Value's nominees have pledged not to accept any fees for serving as directors.

                             IT'S TIME FOR A CHANGE.
                                VOTE FOR CHANGE.
                              VOTE FOR ASSET VALUE.

           "WHO CARES WHAT OWNERS THINK? Who owns American companies?
   The management, of course. Shareholders are tolerated, but managers rule.6"

                THE CORTECH BOARD ACTS LIKE ITS VOICE IS THE ONLY
                                     CHOICE.
--------
     5   H.G. Wells

     6   Market Watch, New York Times 3/8/98, Floyd Norris.  This quote has been made without the permission of the New York Times or Mr. Norris.

     But we stockholders can demonstrate that they are wrong. We urge you to read our enclosed Proxy Statement and vote YES to increasing the Board and FOR Asset Value's nominees.

                                            Sincerely,
                                            Paul O. Koether
                                            Asset Value Fund Limited Partnership


                          SEND IN THE WHITE PROXY CARD
                         VOTE YES TO INCREASE THE BOARD
                     VOTE FOR ALL OF ASSET VALUE'S NOMINEES


                                    IMPORTANT

     If your shares are held in "Street Name" only your bank or broker can vote your shares, and only upon receipt of your specific instructions. Please contact the person responsible for your account and instruct them to execute a white proxy card as soon as possible.

     If you have any questions or need further assistance in voting, please call John W. Galuchie, Jr., of Asset Value Fund Limited Partnership collect at (908) 234-1881, or our proxy solicitor:

                           BEACON HILL PARTNERS, INC.
                                 90 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (800) 253-3814